IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

BRENCOURT ADVISORS, LLC, Plaintiff, v. INTERSTATE BAKERIES CORPORATION, a Delaware corporation, Defendant.	) ) ) ) ) ) ) ) ) )	Civil Action No._____________

COMPLAINT

           Plaintiff Brencourt Advisors, LLC ("Plaintiff") alleges, upon knowledge as to itself and upon information and belief as to all other matters, as follows:

           1.     This action is brought pursuant to 8 Del. C. § 211 to compel defendant Interstate Bakeries Corporation ("IBC" or the "Company") to convene an annual meeting of stockholders for the election of directors.

PARTIES

           2.     Plaintiff is a stockholder of IBC. As of October 6, 2006, Plaintiff beneficially owned 3,799,520 shares of IBC common stock, representing 8.37 percent of the total IBC shares outstanding.

           3.     IBC is a corporation organized under the laws of the State of Delaware. The registered agent of the Company in Delaware is The Corporation Trust Company, located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. IBC's principal executive offices are located in Kansas City, Missouri.

BACKGROUND

           4.     According to Article I, Section 1 of IBC's Amended and Restated Bylaws (the "Bylaws"), annual meetings of the Company's stockholders are to occur on the fourth Thursday of October, or at such other time as determined by IBC's board of directors. A copy of the Bylaws, as filed with the United States Securities and Exchange Commission, is attached hereto as Exhibit A.

           5.     The last annual meeting of stockholders of IBC was held on September 23, 2003. No meeting of stockholders for election of directors has been held since that date. Accordingly, IBC has not held an annual meeting of stockholders for election of directors for more than 13 months.

           6.     Article Eleventh, Section 11.03 of the Restated Certificate of Incorporation of IBC, a copy of which is attached hereto as Exhibit B (the "Restated Certificate"), prohibits IBC stockholders from taking action by written consent. Therefore, at no time since September 23, 2003 has there been any stockholder election of directors in lieu of an annual meeting.

           7.     On September 22, 2004, IBC filed a voluntary petition in the United States Bankruptcy Court for the Western District of Missouri seeking reorganization relief under the provisions of Chapter 11 of United States Bankruptcy Code.

          8.      The number of directors which shall constitute the whole IBC board is fixed by the Restated Certificate as not less than five nor more than nine, the exact number of directors to be fixed by resolution of the board. See Restated Certificate, Article Fifth, Section 5.01.(1)

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(1) The Bylaws of IBC purport to fix the number of directors as not less than seven, nor more than eleven. To the extent the Bylaws conflict with the Restated Certificate, the Restated Certificate controls.

           9.      The Company's board currently consists of nine directors, who are divided into three classes, as required by the Restated Certificate. The term of the initial Class I directors was due to expire "at the Annual Meeting of Stockholders next succeeding the date on which [the Restated Certificate became] effective," which was in 1991. See Restated Certificate. Article Fifth, Section 5.01. The term of the initial Class II directors was due to expire at the annual meeting following the expiration of the Class I term. Id. Finally, the term of the initial Class III directors expires at the annual meeting following the expiration of the Class II term. Id. Subsequent directors are to hold office until the third succeeding annual meeting after their election. Id.

           10.     Two current IBC directors, David Weinstein and William Mistretta, were appointed by the IBC board on August 15, 2006 and August 29, 2006, respectively, from a list of candidates submitted to the IBC board by Plaintiff and the Official Equity Committee of IBC. Messrs. Weinstein and Mistretta were appointed to fill positions on the board that were left vacant following the resignations of Charles Sullivan in 2005, and James Elsesser in 2004. All other members of the IBC board of directors, to the extent elected by stockholders, were last elected on or before September 23, 2003.

           11.     Inasmuch as no annual meeting of stockholders of IBC has been held since September 23, 2003, the terms of all directors of IBC expired on October 26, 2006 (the date fixed in the Bylaws for the 2006 annual meeting). Accordingly, up to nine new directors must be elected at the next annual meeting of stockholders of IBC.

           12.      Plaintiff is entitled to a summary order of this Court pursuant to 8 Del. C. § 211 compelling IBC to convene a meeting of stockholders to elect directors.

           13.          Convening an annual meeting of IBC's stockholders will not adversely affect the Company's Chapter 11 reorganization plan, but will vouchsafe the Company's stockholders the opportunity to exercise their electoral franchise as provided in the General Corporation Law of Delaware.

           14.     Plaintiff has no adequate remedy at law.

           WHEREFORE, Plaintiff requests that the Court enter an Order:

                (1)      requiring that IBC immediately convene an annual meeting of stockholders, with the time, place, record date and form of notice for such meeting and number of directors to be elected at such meeting to be specified by the Court;

                (2)      declaring that stockholders may nominate persons for election as director at such annual meeting free of any advance notification or advance nomination bylaws or charter provisions, and fixing such other terms and conditions for such meeting as the Court may deem appropriate;

                (3)      awarding Plaintiff its costs and expenses, including reasonable attorneys' fees, incurred in the prosecution of this action; and

                (4)      granting to Plaintiff such other and further relief as the Court deems just and equitable under the circumstances.

OF COUNSEL: Kristopher M. Hansen Brett Lawrence Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038-4982 (212) 806-5400	/s/ Samuel A. Nolen
Samuel A. Nolen (#971)
Ethan A. Shaner (#4650)
Richards, Layton & Finger, P.A.
One Rodney Square
920 N. King Street
Wilmington, Delaware 19899
(302) 651-7700
Attorneys for Plaintiff

Dated: October 30, 2006